

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re:** **Quartet Merger Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 16, 2013**
> **File No. 333-191129**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note your response to prior comment 1; however, it remains unclear when you calculated and paid the registration fee for the unit that consists of a share of common stock and a right. It appears that you calculated and paid a registration fee for the unit that consisted of one Class A common share and one Class B common share, but when you registered for sale a different security – the unit that consists of a share of common stock and a right, your fee table merely said that the fee was "previously paid." It is unclear on what authority you rely to conclude that the registration fee for the sale of one security may be used to register a different security for sale in this circumstance. Please expand your response to analyze the applicable authority on which you rely or revise your fee table accordingly.

Private Placements, page 3

2.   We note your response to prior comments 4 and 5. Please disclose that the insiders and
        the underwriter will only make purchases in the private placements discussed in your
        responses to the extent that they are able to do so in accordance with Regulation M. Also
        please note that we are unable to agree with you that the structure of the prior offerings
        cited in your response to prior comment 5 is comparable to the structure of your offering.

Securities Offered, page 6

3.   We note the language added in response to prior comment 3 that investors would not be
        willing to purchase the units without the ability to acquire additional shares. Please tell
        us whether the underwriter has sold securities in an offering for a company whose
        purpose is to enter into a business combination that did not include a right to acquire
        additional securities. It remains unclear why investors would not be willing to invest in
        the offering if you were instead to provide them all of the offered common stock upon
        closing of this offering rather than requiring them to wait until a subsequent business
        combination, and it is unclear from your prospectus what the delay in issuing the
        underlying common achieves both for the registrant and investors. Also provide us
        support for your statement that similarly structured offerings "most often entitle the
        holder to receive one full share of common stock."

Risk Factors, page 16

4.   We note your revision to exhibit 1.1 in response to prior comment 19. With a view
        toward appropriate risk factor disclosure and clarification throughout your prospectus,
        please tell us with specificity the purpose of the clause "aside from as described in this
        Agreement" that you included in section 7.2.2 of exhibit 1.1.   What provisions of the
        agreement give the underwriters any right, title, interest or claim of any kind to the funds
        in the trust account?

If we deviate from the acquisition criteria . . ., page 17

5.   Please expand your disclosure added in response to prior comment 7 to address actions
        that government authorities can take.

Stockholder Approval of Business Combination, page 52

6.   We note your response to prior comment 9; however, 94.2% of the $85,645,000 that you
        disclose on page 34 as held in the trust is $80,677,590, leaving a balance of $4,967,410.
        Also, if as you say in response to prior comment 22, the 3.75% fee is to be paid at closing
        and, as you say on page 77, the excess out-of-pocket expenses are to be paid upon
        consummation of the business transaction, it continues to remain unclear how your

structure ensures that the business that exists after consummation of the business combination will have net tangible assets in excess of $5,000,000. Please clarify.

Rights, page 79

7.   Given your response to prior comment 15 and your description of the rights throughout the prospectus, it appears that the Rule 415 box should be checked on the facing page of your registration statement. Please advise or revise.

Underwriting, page 83

8.   We note your response to prior comment 16. Please disclose that any additional units purchased "in order to consummate the IPO based on market conditions at that time," as stipulated in the third paragraph of exhibit 10.7, will occur entirely prior to the execution of exhibit 1.1. Also please disclose that any breach of a purchase obligation in an unregistered offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of exhibit 1.1.

9.   We note your response to prior comment 17. Please disclose that the obligation to "contribute back" mentioned in the first paragraph on page 3 of exhibit 10.7 will only be executed to the extent that it is consistent with Regulation M and Section 10(b) and Rule 10b-5 of the Exchange Act. In this regard, we urge you to consider carefully the *Padgett* case mentioned in footnote 6 of Staff Legal Bulletin No. 10 (August 25, 2000).

10.   We note your response to prior comment 18. Please disclose that the insiders and underwriters will only make purchases in the unregistered transactions to the extent that such purchases can be effected consistent with Sections 9(a)(2) and 10(b) and Rule 10b-5 of the Exchange Act.

Exhibit 3.4

11.   Please address the first bullet point of prior comment 23 as it applies to the reference to the "later date" in the parenthetical phrase in the first clause (ii) of section E in the sixth article.

Exhibit 10.2

12.   Please address that part of prior comment 21 that applied to this exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.
                 Graubard Miller